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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tekelec
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

879101103
----------------------------------------
(CUSIP Number)

Glenhill Advisors, LLC
598 Madison Avenue
12th Floor
New York, New York 10022
Tel. (646) 432-0600

With a copy to:
Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 14, 2007
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Page 1 of  9 pages

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CUSIP No. 879101103
------------------------------------------------
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1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Advisors, LLC
13-4153005
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2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
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3 SEC Use Only
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4 Source of Funds (See Instructions)
WC
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
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6 Citizen or Place of Organization

Delaware
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Number of 7 Sole Voting Power 8,900,000
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Shares

Beneficially 8 Shared Voting Power 0
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 8,900,000
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
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11 Aggregate Amount Beneficially Owned by Each Reporting Person

8,900,000
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12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
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13 Percent of Class Represented by Amount in Row (11)

12.9%
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14 Type of Reporting Person (See Instructions)

HC
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Page 2 of  9 pages

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CUSIP No. 879101103
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenn J. Krevlin
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2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
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3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
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6 Citizen or Place of Organization

United States
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Number of 7 Sole Voting Power 8,900,000
--------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 8,900,000
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

8,900,000
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

12.9%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IN, HC
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Page 3 of  9 pages

------------------------------------------------
CUSIP No. 879101103
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Capital Management, LLC
13-4146739
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2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizen or Place of Organization

Delaware
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Number of 7 Sole Voting Power 0
--------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 8,900,000
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 8,900,000
------------------------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

8,900,000
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

12.9%
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14 Type of Reporting Person (See Instructions)

IA, HC
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Page 4 of  9 pages

------------------------------------------------
CUSIP No. 879101103
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Capital LP
13-4149785
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizen or Place of Organization

Delaware
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Number of 7 Sole Voting Power 0
--------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 5,454,733
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 5,454,733
------------------------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

5,454,733
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

7.9%
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14 Type of Reporting Person (See Instructions)

PN
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Page 5 of  9 pages

Item 1 Security and Issuer
The class of equity to which this statement relates is the Common Stock, without par value (the “Common Stock”), of Tekelec, a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at:

Tekelec
5200 Paramount Parkway
Morrisville, North Carolina 27560

Item 2 Identity and Background
The names of the persons filing this statement are Glenn J. Krevlin, a citizen of the United States, Glenhill Advisors, LLC, a Delaware limited liability company, Glenhill Capital Management, LLC, a Delaware limited liability company, and Glenhill Capital LP, a Delaware limited partnership (each, a “Reporting Person”).

Glenhill Advisors, LLC and Glenhill Capital Management, LLC are engaged in the business of investment management, and Glenhill Capital LP is engaged in the investment and trading of a variety of securities and financial instruments.  Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the general partner and investment advisor of Glenhill Capital LP, a security holder of the issuer, managing member of Glenhill Concentrated Long Master Fund, LLC, a security holder of the issuer, and sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund, LP, a security holder of the issuer.

The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is 598 Madison Avenue, 12th Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration
The Reporting Persons acquired the 8,900,000 shares of Common Stock to which this Statement relates with investment capital held by the entities listed below as follows:

(a) Glenhill Capital LP acquired 5,951,700 shares of Common Stock on the open market between June 7, 2006 and July 24, 2006 for a total consideration of $62,216,581.65. On January 1, 2007, Glenhill Capital LP transferred 496,967 shares of Common Stock to Glenhill Capital Overseas Master Fund, LP, resulting in net holdings by Glenhill Capital LP of 5,454,733 shares of Common Stock.

(b) Glenhill Capital Overseas Master Fund, LP acquired 2,548,300 shares of Common Stock on the open market between June 7, 2006 and July 24, 2006 for a total consideration of $26,638,859.68. On January 1, 2007, Glenhill Capital LP transferred 496,967 shares of Common Stock to Glenhill Capital Overseas Master Fund, LP, resulting in net holdings by Glenhill Capital Overseas Master Fund, LP of 3,045,267 shares of Common Stock.

(c) Glenhill Concentrated Long Master Fund LLC acquired 400,000 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $4,056,768.16.

The above amounts of total consideration include any commissions incurred in making the investments. The source of these funds was the working capital of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Page 6 of  9 pages

Item 4 Purpose of Transaction
Each of the Reporting Persons originally acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, and without a purpose or effect of changing or influencing control of the Company.

The Reporting Persons continue to review their investment in the Company and, among other things, intend to formally communicate from time to time to the Company’s management their views regarding the Company and its affairs. This Statement on Schedule 13D is filed in the event that any actions by the Reporting Persons may be deemed to have the purpose or effect of changing or influencing control of the Company.

Each of the Reporting Persons may acquire additional shares of the Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by it. The Reporting Persons may also take any other action with respect to the Company or its Common Stock in any manner permitted by law.

The Reporting Persons note that under the Bylaws of the Company, special meetings of shareholders may be called by the holders of shares entitled to cast not less than 10% of the votes at the meeting, and that, among other things, any directors may be removed without cause if such removal is approved by the vote of a majority of the outstanding shares entitled to vote, with any vacancy created by the removal of a director provided to be filled by approval of the shareholders. The Reporting Persons reserve the right to take such actions or any other action with respect the Company permitted by the Bylaws.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals with respect to the Company which relate to or would result in any of the matters listed in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, may, in the future, formulate plans or proposals which relate to or would result in one or more of (i) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a sale or transfer of a material amounts of assets of the Company; (iv) a change in the present board of directors or management of the Company, including a plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (v) a material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter or bylaws; (viii) causing a class of securities of the Company to be delisted from a national securities exchange; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of the foregoing.

On March 14, 2007, Glenn Krevlin sent a letter to the President and Chief Executive Officer of the Company expressing, among other things, the suggestion that the Company consider embarking on a repurchase program for the Common Stock. A copy of such letter is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 5 Interest in Securities of the Issuer
(a)  As of the close of business on March 13, 2007, Glenn J. Krevlin, Glenhill Advisors, LLC, and Glenhill Capital Management, LLC were the beneficial owners of 8,900,000 shares of Common Stock, which constitute in the aggregate 12.9% of the outstanding shares of Common Stock of the Issuer based on 69,147,758 shares of Common Stock outstanding pursuant to the Form 10-K for the annual period ending December 31, 2006 filed by the Issuer.

As of the close of business on March 13, 2007, Glenhill Capital LP was the beneficial owner of 5,454,733 shares of Common Stock, which constitute in the aggregate 7.9% of the outstanding shares of Common Stock of the Issuer based on 69,147,758 shares of Common Stock outstanding pursuant to the Form 10-K for the annual period ending December 31, 2006 filed by the Issuer.

As of the close of business on March 13, 2007, Glenhill Capital Overseas Master Fund, LP and Glenhill Concentrated Master Fund, LLC were the beneficial owners of 2,548,300 and 400,000 shares of Common Stock, respectively, which, individually, constitute less than 5% of the outstanding shares of Common Stock of the issuer based on 69,147,758 shares of Common Stock outstanding pursuant to the Form 10-K for the annual period ending December 31, 2006 filed by the Issuer.

(b)  Each of Glenn J. Krevlin and Glenhill Advisors, LLC has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

Each of Glenhill Capital Management, LLC and Glenhill Capital LP has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above. Such power is shared with Glenhill Advisors, LLC and Glenn J. Krevlin.

(c) There were no transactions in the Common Stock by the Reporting Persons effected in the last 60 days or since the most recent 13D filing.

(d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Page 7 of  9 pages

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Persons are parties to an Agreement of Joint Filing with respect to the joint filing of this statement and any amendment thereto among Glenhill Capital LP, Glenhill Concentrated Long Master Fund, LLC, Glenhill Capital Management, LLC, Glenhill Advisors, LLC, Glenhill Capital Overseas Master Fund, L.P., Glenhill Capital Overseas GP, Ltd., Glenhill Overseas Management, LLC and Glenn J. Krevlin dated July 31, 2006, a copy of which was filed as Exhibit 99.1 to Schedule 13D filed on July 31, 2006.

Item 7 Material to be Filed as Exhibits
99.1 Letter dated March 14, 2007 from Glenn Krevlin to the President and Chief Executive Officer of the Company.

Page 8 of  9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 14, 2007
GLENHILL ADVISORS, LLC

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL, LP

By: GLENHILL CAPITAL MANAGEMENT, LLC
General Partner

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

Page 9 of  9 pages